SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                      United Pan-Europe Communications N.V.
                      -------------------------------------
                                (Name of Issuer)

              Ordinary Shares A, nominal value Euro 1.00 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   911300 20 0
                                 --------------
                                 (CUSIP Number)

                                Michelle L. Keist
                              UnitedGlobalCom, Inc.
                        4643 S. Ulster Street, Suite 1300
                                Denver, CO 80237
                                 (303) 770-4001
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              (Page 1 of 5 Pages)

CUSIP NO.: 913247 50 8               13D                       Page 2 of 5 Pages


1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    UnitedGlobalCom, Inc.  84-1602895
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    0O
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
                    130,087,369 (1)
                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON          130,087,369 (1)
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     130,087,369 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.7% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes 130,087,369 ordinary shares A Stock the Reporting Person would acquire upon conversion of the Exchangeable Loan. See Item 3.
(2)  Adjusted for the conversion of the Exchangeable Loan.

CUSIP NO.: 913247 50 8               13D                       Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D (this "Statement") relates to the ordinary shares A, nominal value euro1.00 per share (the "Ordinary shares A"), of United Pan-Europe Communications N.V. (the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Statement also relates to the ordinary shares A issuable upon conversion of the Issuer's $1,225,000,000 6% Guaranteed Discount Notes due 2007 (the "Exchangeable Loan"). The Issuer's principal executive offices are located at Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.


ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being filed on behalf of UnitedGlobalCom, Inc., a Delaware corporation formerly known as New UnitedGlobalCom, Inc. The address of the Reporting Person is 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237. The Reporting Person owns directly or indirectly interests in telecommunication companies with operations in Europe, Asia/Pacific Region and Latin America.

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) and the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 30, 2002, the Reporting Person acquired its securities in the Issuer as a result of Liberty Media Corporation contributing the Exchangeable Loan and certain other assets to the Reporting Person in exchange for shares of the Reporting Person's Class C common stock. The Exchangeable Loan is exchangeable for ordinary shares A of the Issuer upon the election of the holder of the Exchangeable Loan. The contribution of the Exchangeable Loan occurred immediately following a merger between UGC Holdings, Inc. (formerly known as UnitedGlobalCom, Inc.) and a subsidiary of the Reporting Person pursuant to which UGC Holdings, Inc. survived the merger as a subsidiary of the Reporting Person. The Reporting Person has only 50% of the voting power of UGC Holdings, Inc. with respect to the election of directors of UGC Holdings, Inc. and accordingly does not beneficially own the ordinary shares A of the issuer that are held by a subsidiary of UGC Holdings, Inc. The contribution of the Exchangeable Loan and the merger are more fully described in the Issuer's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with the Securities and Exchange Commission on January 2, 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person currently holds the Exchangeable Loan (and the ordinary shares A into which the loan is exchangeable) for investment purposes. The Reporting Person may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects and the market price of the Issuer's ordinary shares A. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of any class of the Issuer's common stock in the open market or in privately negotiated transactions, to dispose of all or a portion of its respective holdings of shares of any class of the Issuer's common stock, or to change its intentions with respect to any or all of the matters referred to in this Item 4.

Other than the potential capital restructuring and other transactions described in, and incorporated by reference from, the Issuer's Forms 8-K filed with the Commission on February 1 and March 4, 2002, respectively, the Reporting Person does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the

CUSIP NO.: 913247 50 8               13D                       Page 4 of 5 Pages


Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 130,087,369 ordinary shares A, which includes 130,087,369 ordinary shares A that may be acquired upon conversion of the Exchangeable Loan, assuming such conversion occurred on January 30, 2002. The number of shares that may be acquired upon conversion of the Exchangeable Loan increases based on the accreted value of the original purchase price at the rate of 6% per annum divided by euro8.00. The Exchangeable Loan is convertible at any time.

(b) Assuming the conversion of the Exchangeable Loan, the Reporting Person has sole power to vote or to direct the vote of 130,087,369 ordinary shares A and the sole power to dispose or to direct the disposition of said shares.

(c) Except for the transactions described in Item 3 above, the Reporting Person has not executed any other transaction in any class of the Issuer's common stock during the past 60 days.

(d)  Not Applicable

(e)  Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Information with respect to Item 4 above is incorporated by reference from the Issuer's Form 8-K dated February 1, 2002 (File No. 000-25365), and the Exhibits attached thereto.

2. Information with respect to Item 4 above is incorporated by reference from the Issuer's Form 8-K dated March 4, 2002 (File No. 000-25365), and Exhibit 99.1 (Press Release dated March 4, 2002) and Exhibit 99.4 (Waiver dated as of March 1, 2002) attached thereto.

CUSIP NO.: 913247 50 8               13D                       Page 5 of 5 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the following persons certify that the information set forth in this statement is true, complete and correct.



                                    UNITEDGLOBALCOM, INC.



Dated:  March 7, 2002               By: /s/ Ellen P. Spangler
                                        ----------------------------------------
                                        Ellen P. Spangler
                                        Senior Vice President